UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

(Commission File No. 001-40007)

Atotech Limited

(Translation of registrant’s name into English)

Bailiwick of Jersey

(Jurisdiction of incorporation)

William Street, West Bromwich

West Midlands, B70 0BG

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 15, 2022, Atotech Limited (the “Company”) announced its 2022 annual general meeting of shareholders and made available to its shareholders certain materials in connection with such meeting. Such materials are attached as exhibits to this Form 6-K and are incorporated by reference herein. The information in Exhibit 99.1 is also incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-253068).

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of the 2022 Annual General Meeting of Shareholders

99.2	Registered Shareholders Proxy Card

99.3	Notice and Access Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Atotech Limited

By:	/s/ Peter Frauenknecht
Name:	Peter Frauenknecht
Title:	Chief Financial Officer

Date: July 15, 2022

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